March 7, 2018
Via ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Global X Funds - Preliminary Proxy Statement on Schedule 14A
(File Nos. 333-151713, 811-22209)
Dear Sir or Madam:
On behalf of Global X Funds, attached for filing by means of the EDGAR system is a preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended.
No fees are required in connection with this filing. Please do not hesitate to contact me at 704.806.2387 with any questions regarding the attached.
Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel

Attachment